UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K/A

Amendment No. 1

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF DECEMBER 2025

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Explanatory Note

SK Telecom Co., Ltd. (the “Company”) is furnishing this Amendment No. 1 (this “Form 6-K/A”) to the Form 6-K furnished by the Company on September 25, 2025 (the “Form 6-K”) solely to amend and replace the information set forth in “Item 7. Other Matters Relating to Investment Decision” as follows. Except as described herein, this Form 6-K/A does not, and does not purport to, amend, update or restate the information in the Form 6-K in any way or reflect any events that have occurred after the Form 6-K was originally furnished.

Future Business and Management Plan (Fair Disclosure)

7. Other Matters Relating to Investment Decision

•

Regarding Item 2 above, the AI-related revenue target in 2030 reflects an update to such target originally included in the Company’s 2024 Corporate Value-Up Plan. Such change reflects developments in the AI market and business environment.

•

Regarding Item 4 above, the date of board resolution refers to the date on which the future business plan was announced, and such matter was not subject to a resolution of the board of directors of the Company.

•

The relevant information is provided to increase the understanding of investors and contain forward-looking statements, which may change in the future based on factors such as the business environment.

Cautionary Statement Regarding Forward-Looking Statements

The material above contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. We do not make any representation or warranty, express or implied, as to the accuracy or completeness of the information contained herein, and nothing contained herein is, or shall be relied upon as, a promise or representation, whether as to the past or the future. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. Additional information concerning these and other risk factors are contained in our latest annual report on Form 20-F and in our other filings with the U.S. Securities and Exchange Commission.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Taehee Kim
(Signature)
Name: Taehee Kim
Title: Vice President

Date: December 29, 2025